Exhibit (a)(1)(xi)

SUPPLEMENT NO. 1 TO THE

OFFER TO PURCHASE FOR CASH

All Outstanding Common Shares and

All Outstanding American Depositary Shares

(each outstanding American Depositary Share representing one Common Share and evidenced by an American Depositary Receipt)

of

Gmarket Inc.

at

U.S. $24.00 Net Per Share

by

eBay KTA (UK) Ltd.

an indirect wholly-owned subsidiary

of

eBay Inc.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT (ONE MINUTE AFTER 11:59 P.M.), NEW YORK CITY TIME, ON FRIDAY, JUNE 12, 2009 (WHICH IS 1:00 P.M., SEOUL TIME, ON SATURDAY, JUNE 13, 2009), UNLESS THE OFFER IS FURTHER EXTENDED.

This Supplement No. 1 (this “Supplement”) amends and supplements, as set forth below, the Offer to Purchase, dated May 4, 2009 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”), relating to the offer by eBay KTA (UK) Ltd., a company organized under the laws of the United Kingdom (the “Offeror”) and an indirect wholly owned subsidiary of eBay Inc., a Delaware corporation (“eBay”), to purchase all outstanding common shares, par value KRW 100 per share (the “Common Shares”), and all outstanding American Depositary Shares, each representing one Common Share and evidenced by an American Depositary Receipt issued by Citibank, N.A., as depositary (the “ADSs” and, together with the Common Shares, the “Company Securities”), of Gmarket Inc., a company organized under the laws of the Republic of Korea (the “Company”), at a purchase price of U.S. $24.00 per Company Security, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letters of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer”). The Offer is being made pursuant to the Share Allocation and Tender Offer Agreement, dated as of April 16, 2009, by and among eBay, the Offeror and the Company.

This Supplement should be read together with the Offer to Purchase and the related Letters of Transmittal. All references to and requirements regarding the Offer to Purchase shall be deemed to refer to the Offer to Purchase as amended and supplemented by this Supplement. Except as set forth herein, all terms and conditions of the Offer remain unchanged and in full force and effect. If you have already properly tendered your Company Securities in the Offer, you need not take further action.

Unless the Offer is further extended, the expiration of the Offer will occur on a Saturday in Korea. Holders of Company Securities located in Korea who desire to tender Company Securities in the Offer are urged to complete all of the actions described in the Offer to Purchase necessary for the valid tender of such Company Securities prior to the close of business on Friday, June 12, 2009 in Korea.

Additional copies of the Offer to Purchase, the related Letters of Transmittal, the related Notice of Guaranteed Delivery and any other materials related to the Offer may be obtained at the Offeror’s expense from D. F. King & Co., Inc., the information agent for the Offer (the “Information Agent”), or Goodmorning Shinhan Securities Co., Ltd., the Common Share depositary for the Offer (the “Common Share Depositary”), or from brokers, dealers, commercial banks, trust companies or other nominees that hold ADSs.

The Information Agent for the Offer is:

D. F. King & Co., Inc.

June 2, 2009

The Offer to Purchase is hereby amended and supplemented by adding the following information at the end of Section 10 of the Offer to Purchase entitled “Certain Information Concerning IAC and the Proposed Acquisition of IAC by the Company.” This Supplement should be read in conjunction with the Offer to Purchase, including for terms used but not defined in this Supplement, and with particular reference to Section 10 of the Offer to Purchase.

Summary Unaudited Financial Information. The following tables set forth (i) an unaudited condensed summary of certain portions of IAC’s statement of income, balance sheet and other data as of and for the periods ended on the dates indicated, (ii) an unaudited condensed summary of comparable information for the Company as of December 31, 2008 and for the year ended December 31, 2008 and (iii) unaudited condensed combined financial information for IAC and the Company as of December 31, 2008 and for the year ended December 31, 2008.

The unaudited condensed summary statement of income and balance sheet data for IAC have been derived from IAC’s accounting records maintained in Korean Won and have been prepared in conformity with accounting principles generally accepted in the United States and reflect the application of push down accounting as described below to IAC done in connection with eBay’s acquisition of IAC. The unaudited condensed summary statement of income and balance sheet data for the Company have been derived from the Company’s audited financial statements included in its Form 20-F for the year ended December 31, 2008, filed with the Securities and Exchange Commission on March 16, 2009, which were prepared in accordance with accounting principles generally accepted in the United States.

The unaudited condensed combined financial information for IAC and the Company is presented to illustrate the effects of the combination of IAC and the Company described in this Offer to Purchase based upon historical results of operations. It does not comply with the requirements for pro forma information under Article 11 of Regulation S-X. The unaudited condensed combined statement of income for the year ended December 31, 2008 assumes that the combination of IAC and the Company took place on January 1, 2008. The unaudited condensed combined balance sheet data presents the sum of the balance sheet data of IAC and the Company at December 31, 2008. The unaudited condensed combined financial information is presented for informational purposes and does not reflect any purchase accounting adjustments. The information should not be considered indicative of actual results that would have been achieved had the combination actually been consummated on January 1, 2008 and does not purport to be indicative of balance sheet data or results of operations as of any future date or for any future period.

The unaudited condensed combined financial information reflects the combination of IAC and the Company and for comparative purposes the adoption by the Company of accounting principles applied by eBay in its financial statements that would be material for the relevant period. The adjustments are more fully described in note 2 to the tables below. Both IAC and the Company will be controlled by eBay at the time IAC is acquired by the Company, and eBay will continue to control the Company after such acquisition. As a result, the unaudited condensed combined financial information maintains the historical carryover basis of the acquired assets and assumed liabilities of IAC and the Company and purchase accounting has not been applied.

The acquisition of the Company by eBay will be accounted for under the purchase method of accounting in accordance with Statement of Financial Accounting Standards No. 141 (revised 2007), Business Combinations (“Statement 141”). Under the purchase method of accounting, the total purchase price is allocated to the net tangible and intangible assets acquired and liabilities assumed of the Company in connection with the acquisition, based on their estimated fair values. Determination of purchase accounting adjustments for eBay will not be made until after completion of the Offer.

Staff Accounting Bulletin No. 54, Push Down Basis of Accounting Required in Certain Limited Circumstances, requires the application of push down accounting in purchase transactions that result in an entity becoming substantially wholly owned. In that circumstance, eBay’s cost of acquiring the Company determined under Statement 141 should be pushed down to establish a new accounting basis for the Company’s separate financial statements. While this cannot be done until after the Offer has been completed, note 1 to each of the tables below provides an illustration of the impact of push down accounting on the Company based upon the assumptions set forth therein.

	Year Ended December 31,
	2007 IAC	2008 IAC	2008 Company	Adjustments		2008 Combined(1)
	(in millions of Korean Won) (unaudited)
Statement of income data:
Revenues	174,869	200,538	278,677			479,215
Cost of revenues	79,486	96,647	144,473	-10,919	(2)	230,201

Gross income	95,383	103,891	134,204	10,919	(2)	249,014

Operating income (loss)	(6,041)	(7,103)	49,628			42,525
Income (loss) before income taxes	2,088	(7,509)	66,395			58,886
Net income (loss)	(2,543)	(10,572)	56,388			45,816

(1)	The 2008 Combined column does not include the effects of push down accounting on the Company in connection with the acquisition of the Company by eBay. It does, however, reflect push down accounting (intangible asset amortization) for IAC in connection with the acquisition of IAC by eBay. The information set forth in this note is for illustrative purposes only and assumes the following: (a) a total purchase price of U.S. $1.2 billion (representing the purchase by the Offeror of 100% of outstanding Common Shares and ADSs of the Company pursuant to the Offer), (b) a conversion of that purchase price at a rate of KRW 1,262 to one U.S. dollar (which was the noon buying rate of the U.S. Federal Reserve Bank of New York in effect on December 31, 2008), and (c) an allocation of approximately KRW 570 billion of the purchase price to net identified intangible assets, approximately KRW 190 billion to net tangible assets and approximately KRW 760 billion to goodwill. Based on these assumptions, the amortization of the intangible assets would approximate KRW 140 billion per year utilizing estimated expected lives consistent with other intangible assets owned by eBay. Operating income and income before income taxes would be reduced by a corresponding amount. The actual allocation of the purchase price to the Company’s assets will require completion of valuations and analyses after conclusion of the Offer and may be very different than this illustration.

(2)	Reflects the reclassification of click-through fees incurred by the Company in the amount of KRW 25.3 billion from cost of revenues to operating expenses net of the reclassification of call center cost incurred by the Company in the amount of KRW 14.3 billion from operating expenses to cost of revenues.

	Year Ended December 31,
	2007 IAC	2008 IAC	2008 Company	Adjustments	2008 Combined
	(in millions of Korean Won) (unaudited)
Supplemental operating data:
Gross merchandise volume	2,328,382	2,814,432	3,986,010		6,800,442

	As of December 31,
	2007 IAC	2008 IAC	2008 Company	Adjustments	2008 Combined(1)
	(in millions of Korean Won) (unaudited)
Balance sheet data:
Assets:
Cash and cash equivalents	133,913	178,291	79,470		257,761
Short-term financial instruments	21,600	5,800	261,100		266,900
Receivables, net	50,419	47,543	51,725		99,268
Property and equipment, net	10,670	9,949	24,677		34,626
Goodwill and other intangible assets, net	710,614	701,152	5,976		707,128
Other assets	40,797	38,180	29,242		67,422

Total assets	968,013	980,915	452,190		1,433,105

Liabilities:
Payables due to sellers and customer prepayments	74,404	84,249	190,221		274,470
Other payables and accrued expenses	18,443	16,419	31,046		47,465
Other liabilities	13,973	25,512	27,098		52,610

Total liabilities	106,820	126,180	248,365		374,545

(1)	The 2008 Combined column does not include the effects of push down accounting on the Company in connection with the acquisition of the Company by eBay. It does, however, reflect push down accounting (net intangible assets) for IAC in connection with the acquisition of IAC by eBay. The information set forth in this note is for illustrative purposes only and assumes the following: (a) a total purchase price of U.S. $1.2 billion (representing the purchase by the Offeror of 100% of outstanding Common Shares and ADSs of the Company pursuant to the Offer), (b) a conversion of that purchase price at a rate of KRW 1,262 to one U.S. dollar (which was the noon buying rate of the U.S. Federal Reserve Bank of New York in effect on December 31, 2008), and (c) an allocation of approximately KRW 570 billion of the purchase price to net identified intangible assets, approximately KRW 190 billion to net tangible assets and approximately KRW 760 billion to goodwill. Based on these assumptions, the net intangible assets of the Company would initially be KRW 1,330 billion higher than reflected above. The actual allocation of the purchase price to the Company’s assets will require completion of valuations and analyses after conclusion of the Offer and may be very different than this illustration.

The foregoing financial information was prepared using Korean Won. The U.S. dollar amounts disclosed in the following unaudited condensed summary statements of income and balance sheet data and unaudited condensed combined financial information are presented solely for the convenience of the reader, and have been converted at the rate of KRW 1,262 to one U.S. dollar, which was the noon buying rate of the U.S. Federal Reserve Bank of New York in effect on December 31, 2008.

	Year Ended December 31,
	2008 IAC	2008 Company	Adjustments		2008 Combined(1)
	(in thousands of U.S. Dollars) (unaudited)
Statement of income data:
Revenues	158,905	220,822			379,727
Cost of revenues	76,582	114,479	-8,652	(2)	182,409

Gross income	82,323	106,343	8,652	(2)	197,318

Operating income (loss)	(5,629)	39,325			33,696
Income (loss) before income taxes	(5,950)	52,611			46,661
Net income (loss)	(8,377)	44,681			36,304

(1)	The 2008 Combined column does not include the effects of push down accounting on the Company in connection with the acquisition of the Company by eBay. It does, however, reflect push down accounting (intangible asset amortization) for IAC in connection with the acquisition of IAC by eBay. The information set forth in this note is for illustrative purposes only and assumes the following: (a) a total estimated purchase price of U.S. $1.2 billion (representing the purchase by the Offeror of 100% of outstanding Common Shares and ADSs of the Company pursuant to the Offer), and (b) an allocation of approximately U.S. $450 million of the purchase price to net identified intangible assets, approximately U.S. $150 million to net tangible assets and approximately U.S. $600 million to goodwill. Based on these assumptions, the amortization of the intangible assets would approximate U.S. $115 million per year utilizing estimated expected lives consistent with other intangible assets owned by eBay. Operating income and income before income taxes would be reduced by a corresponding amount. The actual allocation of the purchase price to the Company’s assets will require completion of valuations and analyses after conclusion of the Offer and may be very different than this illustration.

(2)	Reflects the reclassification of click-through fees incurred by the Company in the amount of U.S. $20.0 million from cost of revenues to operating expenses net of the reclassification of call center cost incurred by the Company in the amount of U.S. $11.3 million from operating expenses to cost of revenues.

	Year Ended December 31,
	2008 IAC	2008 Company	Adjustments	2008 Combined
	(in thousands of U.S. Dollars) (unaudited)
Supplemental operating data:
Gross merchandise volume	2,230,136	3,158,486		5,388,622

	As of December 31,
	2008 IAC	2008 Company	Adjustments	2008 Combined(1)
	(in thousands of U.S. Dollars) (unaudited)
Balance sheet data:
Assets:
Cash and cash equivalents	141,277	62,971		204,248
Short-term financial instruments	4,596	206,894		211,490
Receivables, net	37,673	40,987		78,660
Property and equipment, net	7,884	19,554		27,438
Goodwill and other intangible assets, net	555,588	4,735		560,323
Other assets	30,254	23,171		53,425

Total assets	777,272	358,312		1,135,584

	As of December 31,
	2008 IAC	2008 Company	Adjustments	2008 Combined(1)
	(in thousands of U.S. Dollars) (unaudited)
Balance sheet data:
Liabilities:
Payables due to sellers and customer prepayments	66,758	150,730		217,488
Other payables and accrued expenses	13,010	24,601		37,611
Other liabilities	20,216	21,472		41,688

Total liabilities	99,984	196,803		296,787

(1)	The 2008 Combined column does not include the effects of push down accounting on the Company in connection with the acquisition of the Company by eBay. It does, however, reflect push down accounting (net intangible assets) for IAC in connection with the acquisition of IAC by eBay. The information set forth in this note is for illustrative purposes only and assumes the following: (a) a total estimated purchase price of U.S. $1.2 billion (representing the purchase by the Offeror of 100% of outstanding Common Shares and ADSs of the Company pursuant to the Offer), and (b) an allocation of approximately U.S. $450 million of the purchase price to net identified intangible assets, approximately U.S. $150 million to net tangible assets and approximately U.S. $600 million to goodwill. Based on these assumptions, the net intangible assets of the Company would initially be U.S. $1,050 million higher than reflected above. The actual allocation of the purchase price to the Company’s assets will require completion of valuations and analyses after conclusion of the Offer and may be very different than this illustration.

Manually signed photocopies of the Letter of Transmittal for ADSs will be accepted. The Letter of Transmittal for ADSs, certificates for ADSs and any other required documents should be sent or delivered by each holder of ADSs or such holder’s attorney-in-fact, broker, dealer, bank, trust company or other nominee to the ADS Depositary at one of the addresses set forth below.

The Letter of Transmittal for Common Shares, certificates for Common Shares and any other required documents should be sent or delivered by each holder of Common Shares or such holder’s attorney-in-fact to the Common Share Depositary at the address set forth below or any of its branch offices in Korea.

The ADS Depositary for the Offer is:

Citibank, N.A.

By Mail: Citibank, N.A. Corporate Actions P.O. Box 43011 Providence, RI 02940-3011	By Hand or Overnight Courier: Citibank, N.A. Corporate Actions 250 Royall Street Attention: Suite V Canton, MA 02021

The Common Share Depositary for the Offer is:

Goodmorning Shinhan Securities Co., Ltd.

By Hand:

Goodmorning Shinhan Securities Co., Ltd.

23-2, Yoido-Dong, Youngdeungpo-Gu

Seoul 150-712, Korea

Telephone: 1588 0365 (Korea) (Customer Support Center)

or any of its branch offices in Korea

Questions regarding the Offer, and requests for assistance in connection with the Offer, may be directed to the Information Agent at the address and telephone numbers listed below. Additional copies of the Offer to Purchase, the Letters of Transmittal, the Notice of Guaranteed Delivery or any other materials related to the Offer may be obtained from the Information Agent. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

D. F. King & Co., Inc.

48 Wall Street

New York, New York 10005

In the U.S. and Canada (800) 488-8095 (toll free)	Outside the U.S. and Canada (212) 269-5550 (call collect)